UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

The Standard Register Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853887107

(CUSIP Number)

Kenneth J. Lohsen

Credit Suisse AG

Eleven Madison Avenue, New York, NY 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D

1	NAMES OF REPORTING PERSONS Credit Suisse AG (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 443,808 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 443,808 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,808 (See Items 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14	TYPE OF REPORTING PERSON BK

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Shares”), of The Standard Register Company, an Ohio corporation (the “Issuer”), the principal executive offices of which are located at 600 Albany Street, Dayton, Ohio 45417.

Item 2.	Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse AG (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking Division (the “Investment Banking Division”) and the Alternative Investments business (the “AI Business”) and U.S. private client services business (the “U.S. PCS Business”) within the Private Banking and Wealth Management Division (collectively, the “Reporting Person”). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, NY 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Hldgs USA Inc”), a Delaware corporation. The address of the principal business and office of CS Hldgs USA Inc is Eleven Madison Avenue, New York, NY 10010. The ultimate parent company of the Bank and CS Hldgs USA Inc, and the direct owner of the remainder of the voting stock of CS Hldgs USA Inc is Credit Suisse Group AG (“CSG”), a corporation formed under the laws of Switzerland.

CS Hldgs USA Inc owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Issuer. The address of the principal business and office of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, NY 10010.

CS USA Inc owns all of the voting stock of CSAM Americas Holding Corp. (“CSAM Americas”), a Delaware corporation. CSAM Americas is the sole member of Credit Suisse Private Equity, LLC (“CS Private Equity”), a Delaware limited liability company. CS Private Equity is the sole member of DLJ IP II, LLC (“DLJ IP II”), a Delaware limited liability company. DLJ IP II is the general partner or managing general partner of each of DLJ Investment Partners, L.P. (“Investment Partners”), DLJ Investment Partners II, L.P. (“Investment Partners II”) and DLJ IP II Holdings L.P. (“DLJ IP II Holdings”, and together with Investment Partners and Investment Partners II, the “DLJ Funds”), which are Delaware limited partnerships which make investments for long-term appreciation. The address of the principal business and office of each of CSAM Americas, CS Private Equity, DLJ IP II and the DLJ Funds is One Madison Avenue, New York, NY 10010.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking Division and the Private Banking and Wealth Management Division. The Investment Banking Division provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. The Private Banking & Wealth Management Division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management Division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Wealth Management Clients serves ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. The Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and all investment styles, serving governments, institutions, corporations and individuals worldwide.

The business address of CSG is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland. CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Private Banking and Wealth Management Division (other than the AI Business and the U.S. PCS Business)) may beneficially own Shares to which this Statement relates and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Private Banking and Wealth Management Division (other than the AI Business and the U.S. PCS Business) disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and the Private Banking and Wealth Management Division (other than the AI Business and the U.S. PCS Business).

The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC may be deemed for purposes of this Statement to beneficially own Shares held in client accounts with respect to which CS Sec USA LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CS Hldgs USA Inc, CS USA Inc and CS Sec USA LLC disclaim beneficial ownership of Shares held in Managed Accounts.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CSAM Americas, CS Private Equity, DLJ IP II, the DLJ Funds nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On September 17, 2008, CS Sec USA LLC announced that it had reached a settlement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force regarding Auction Rate Securities (“ARS”). While neither admitting nor denying allegations of wrongdoing, CS Sec USA LLC agreed to repurchase at par ARS held by eligible individual investors, charities and certain businesses and pay a $15 million penalty. CS Sec USA LLC estimates the cost of the buy back will be approximately $550 million. Additionally, under the terms of the settlement, CS Sec USA LLC also consented to special Financial Industry Regulatory Authority ARS arbitration to resolve potential claims of consequential damages and agreed to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors. ARS where the auctions are clearing or there is a scheduled redemption are not covered by the settlement. Other Wall Street firms were subject to similar requirements. On February 12, 2009, in connection with one such arbitration between STMicroelectronics N.V. (“STM”) as claimant and CS Sec USA LLC as respondent, FINRA ordered CS Sec USA LLC to pay an arbitration award of approximately $406 million. FINRA also ordered STM to transfer to CS Sec USA LLC ownership of its portfolio with CS Sec USA LLC upon receipt of the arbitration award.

On December 16, 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the United States Department of Justice, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (“OFAC”) of their investigation into U.S. dollar payments made during the period from 2002 to 2007 involving parties that are subject to U.S. economic sanctions. As part of the settlement, the Bank entered into deferred prosecution agreements and an agreement with OFAC to pay $536 million.

On November 16, 2012, CS Sec USA LLC and certain of its affiliates settled an administrative proceeding with the Securities and Exchange Commission (the “SEC”), which involved potential claims against them relating to settlements of claims against originators involving loans included in a number of their securitizations, by agreeing to pay approximately $120 million. This settlement also covered allegations with respect to two securitizations in 2006 that CS Sec USA LLC and such affiliates made misstatements in SEC filings regarding when they would repurchase mortgage loans from trusts if borrowers missed the first payment due. CS Sec USA LLC and such affiliates agreed to an order, without admitting or denying the allegations, requiring them to cease and desist from violations of Section 17(a)(2) and (3) of the Securities Act of 1933 and requiring one such affiliate to cease and desist from violations of Section 15(d) of the Securities Exchange Act of 1934.

Item 3.	Source and Amounts of Funds or Other Consideration

As described in Item 4 below, warrants to purchase Shares (“Warrants”) were issued by the Issuer in connection with the Issuer’s acquisition of all of the outstanding membership interests of WorkflowOne LLC (“WorkflowOne”) from Workflow Holdings, LLC (“Workflow Holdings”), pursuant to the Membership Interest Purchase Agreement by and among the Issuer, WorkflowOne, and Workflow Holdings, dated August 1, 2013 (the “Purchase Agreement”). In connection with the Purchase Agreement, the DLJ Funds entered into an Amendment and Restatement Agreement (the “Amendment and Restatement Agreement”), by and among the Issuer, WorkflowOne, Workflow Holdings, WorkflowOne’s first lien lenders (which include certain affiliates of the Reporting Person) (the “First Lien Lenders”), WorkflowOne’s second lien lenders, including the DLJ Funds (the “Second Lien Lenders”), Silver Point

Capital, L.P. (“Silver Point Capital”), as the lenders’ representative (in such capacity, the “Lenders’ Representative”), and Silver Point Finance, LLC, as the administrative agent. Pursuant to the Amendment and Restatement Agreement, the Issuer assumed a portion of WorkflowOne’s existing indebtedness under two secured credit facilities and issued Warrants (the “DLJ Warrants”) to the DLJ Funds. On October 25, 2013, following receipt of the approval of the Issuer’s shareholders at the Special Meeting as described in Item 4 below, the DLJ Warrants became exercisable into 443,253 Shares. On October 25, 2013, the DLJ Funds exercised the DLJ Warrants on a cashless basis, resulting in the Issuer withholding 3 Shares as payment of the exercise price and issuing to the DLJ Funds 443,250 Shares.

The foregoing description of the Purchase Agreement and the Amendment and Restatement Agreement is qualified in its entirety by reference to the full text of each of the Purchase Agreement and the Amendment and Restatement Agreement, which are included with this Statement as Exhibits 1 and 2, respectively.

Item 4.	Purpose of Transaction

Amendment and Restatement Agreement and Voting Agreement

As described in Item 3 above, on August 1, 2013, the Issuer acquired all of the outstanding membership interests of WorkflowOne from Workflow Holdings pursuant to the Purchase Agreement. In connection with the Purchase Agreement, the DLJ Funds entered into the Amendment and Restatement Agreement under which the Issuer assumed a portion of WorkflowOne’s existing indebtedness under two secured credit facilities and issued the Warrants to the DLJ Funds and Silver Point Capital Fund, L.P., SPCP Group III LLC, SPF CDO I, Ltd., and SPCP Group, LLC (collectively, the “Silver Point Shareholders” and together with the DLJ Funds, the “Minority Shareholders”). The DLJ Warrants became exercisable into 443,253 Shares upon receipt of the approval of the Issuer’s shareholders at the Special Meeting as described below. The DLJ Warrants and the Shares issuable upon the exercise of the DLJ Warrants are subject to the terms and conditions of the Shareholders Agreement described below.

Pursuant to the terms of the Amendment and Restatement Agreement, on October 24, 2013, the Issuer convened a special meeting (the “Special Meeting”) of the Issuer’s shareholders to obtain the following approvals (collectively, the “Company Shareholder Approval”): (i) an amendment to the code of regulations of the Issuer authorizing the board of directors of the Issuer (the “Board”) to change the number of directors and fill any director’s office created by an increase in the number of directors, in order to grant the Minority Shareholders two Board designees pursuant to the Shareholders Agreement, as described below, (ii) approval of the issuance of up to 2,645,952 Shares upon exercise of the Warrants and (iii) an amendment to the code of regulations of the Issuer to opt out of Section 1701.831 of the Ohio Revised Code.

On October 24, 2013, the Issuer obtained the Company Shareholder Approval at the Special Meeting. Upon receipt of the Company Shareholder Approval, Anthony DiNello and Robert Peiser, directors designated by the Minority Shareholders, were appointed to the Board in accordance with the Shareholders Agreement.

Shareholders Agreement

On August 1, 2013, in connection with the transactions contemplated by the Purchase Agreement and the Amendment and Restatement Agreement, the DLJ Funds entered into a Shareholders Agreement (the “Shareholders Agreement”), by and among the Issuer, the Majority Shareholders, the Minority Shareholders, as holders of the Warrants and, as applicable, the Shares issuable upon the exercise of the Warrants and Silver Point Capital, as the representative of the Minority Shareholders (in such capacity, the “Minority Shareholder Representative”).

Under the Shareholders Agreement, the Minority Shareholders are entitled to nominate two directors to the Board so long as the Minority Shareholders own at least 66% of the Shares issuable upon the exercise of the Warrants issued to the Minority Shareholders. If the Minority Shareholders own less than 66% but more than 33% of the Shares issuable upon the exercise of the Warrants issued to the Minority Shareholders, or own more than 10% of the outstanding equity securities of the Issuer, the Minority Shareholders will be entitled to nominate one director to the Board. In each case, the Majority Shareholders have agreed to vote in favor of the directors nominated by the Minority Shareholders pursuant to the Shareholders Agreement.

Under the Shareholders Agreement, the Minority Shareholders are prohibited from (i) acquiring additional equity securities of the Issuer, except for acquisitions that would result in the Minority Shareholders owning in the aggregate less than 40% of the outstanding equity securities of the Issuer, (ii) entering into any merger or other transaction involving the Issuer that would involve the sale of substantially all of the Issuer’s assets or the transfer of the majority voting power or the ability to elect a majority of the Board (a “Change of Control Transaction”), (iii) calling a special meeting of the Issuer’s shareholders or participating in the solicitation of proxies, (iv) entering into a voting trust or voting agreement or (v) seeking the removal of directors or other changes to the composition of the Board, in each case except in accordance with the Shareholders Agreement. The Minority Shareholders are also prohibited from transferring the Warrants or the Shares issuable upon the exercise of the Warrants to (i) any material competitor of the Issuer or any of its subsidiaries, as determined by the Board, (ii) any transferee that as a result would own more than 20% of the Issuer’s equity securities or (iii) any transferee that as a result would own more than 10% of the Issuer’s equity securities, unless such transferee agrees to be bound by the terms of the Shareholders Agreement.

Under the Shareholders Agreement, in the event that the Majority Shareholders seek to transfer any Shares or shares of Class A Stock of the Issuer pursuant to a Change of Control Transaction, the Minority Shareholders will be entitled to include the Shares issuable upon the exercise of the Warrants in such transaction at the same per-share price and on the same terms as the Majority Shareholders.

The Shareholders Agreement also prohibits the Issuer from amending its articles of incorporation or code of regulations in a way that would materially and adversely affect the Minority Shareholders or from engaging in certain transactions with affiliates outside of the ordinary course of business, except in each case with the prior written consent of the Minority Shareholders.

Registration Rights Agreement

On August 1, 2013, in connection with the transactions contemplated by the Purchase Agreement and the Amendment and Restatement Agreement, the DLJ Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Issuer, the Majority Shareholders, the Minority Shareholders and the Minority Shareholder Representative pursuant to which the Minority Shareholders and the Majority Shareholders are entitled to certain registration rights in respect of the Shares issuable upon the exercise of the Warrants. Under the terms of the Registration Rights Agreement, the Majority Shareholders and the Minority Shareholders are entitled to (i) four demand registrations apiece, in each case limited to one demand registration in any six month period and provided that such demand must include either (a) at least 10% of the Shares, (b) a number of Shares having an aggregate market value of at least $15,000,000 or (c) 75% of the Shares issuable upon the exercise of the Warrants held by the Minority Shareholders at the time of the demand, and (ii) unlimited piggyback registration rights with respect to primary public issuances of Shares.

First Lien Credit Facility

Pursuant to the Amendment and Restatement Agreement, on August 1, 2013, certain affiliates of the Reporting Person entered into a First Lien Credit Agreement (the ”First Lien Credit Facility”), by and among the Issuer and WorkflowOne, as co-borrowers, the First Lien Lenders, Silver Point Finance, LLC, as administrative agent to the First Lien Lenders, and Standard Register International, Inc., Standard Register Technologies, Inc., iMedconsent, LLC and WorkflowOne of Puerto Rico Inc., as guarantors (collectively, the  “Guarantors”). Under the First Lien Credit Facility, the Issuer assumed, and the Guarantors guaranteed, the indebtedness outstanding under WorkflowOne’s previous first lien credit facility. Such indebtedness remains outstanding under the First Lien Credit Facility as first lien term loans of WorkflowOne and the Issuer, as co-borrowers.

Second Lien Credit Facility

Pursuant to the Amendment and Restatement Agreement, on August 1, 2013, the DLJ Funds entered into a Second Lien Credit Agreement (the “Second Lien Credit Facility”), by and among the Issuer and WorkflowOne, as co-borrowers, the Second Lien Lenders, the Administrative Agent, as administrative agent to the Second Lien Lenders and the Guarantors.

Under the Second Lien Credit Facility, the Issuer assumed and the Guarantors guaranteed the remaining indebtedness outstanding under WorkflowOne’s previous second lien credit facility. Such indebtedness became “Tranche A Second Lien Term Loans” under the Second Lien Credit Facility and remains outstanding as second lien term loans of WorkflowOne and the Issuer, as co-borrowers.

Warrants

The Warrants became exercisable on October 25, 2013 and were scheduled to expire three months thereafter. On October 25, 2013, as described in Item 3 above, the DLJ Funds exercised the DLJ Warrants.

The foregoing descriptions of the Purchase Agreement, Amendment and Restatement Agreement, Shareholders Agreement, Registration Rights Agreement, First Lien Credit Facility and Second Lien Credit Facility do not purport to be complete and are qualified in their entirety by the full text of these agreements, which are included with this Statement as Exhibits 1, 2, 4, 5, 6, and 7, respectively, and each of which is incorporated herein by reference, and the foregoing descriptions of the Voting Agreement and the Warrants do not purport to be complete and are qualified in their entirety by the full text of these documents, the forms of which are included with this Statement as Exhibits 3 and 8, respectively, and each of which is incorporated herein by reference.

The Reporting Person will review from time to time the Issuer’s business affairs and financial position, as well as general economic and industry conditions existing at the time. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of Shares or other securities of the Issuer through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise, in each case, subject to the terms of the Shareholders Agreement, to the extent applicable.

Except as set forth herein, the Reporting Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As of October 29, 2013, the Reporting Person may be deemed to beneficially own 443,808 Shares, consisting of 443,250 Shares acquired by the DLJ Funds upon exercise of the DLJ Warrants and 558 Shares directly held by CS Sec USA LLC. Accordingly, the Reporting Person may be deemed to beneficially own 5.4% of the outstanding Shares of the Issuer based upon 8,192,456 Shares outstanding (consisting of the sum of (i) 5,546,511 outstanding Shares as of September 30, 2013, as reported by the Issuer in its Definitive Proxy Statement filed with the SEC on October 4, 2013 and (ii) 2,645,945 Shares issued to the Minority Shareholders (including the DLJ Funds) upon the exercise of Warrants (including the DLJ Warrants), as reported in the Issuer’s Current Report on Form 8-K filed on October 30, 2013.

As a result of the matters described in Item 4 above, the Reporting Person may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Majority Shareholders and the other Minority Shareholders. The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any person, including the Majority Shareholders and the other Minority Shareholders, and disclaims beneficial ownership of any Shares that may be beneficially owned by the Majority Shareholders and the other Minority Shareholders, and neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any person, including the Majority Shareholders and the other Minority Shareholders, or that the Reporting Person is the beneficial owner of any Shares beneficially owned by the Majority Shareholders or the other Minority Shareholders for purposes of Section 13(d) of the Exchange Act or for any other purpose.

To the best knowledge of the Reporting Person, and except as described in this Statement, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CSAM Americas, CS Private Equity, DLJ IP II, the DLJ Funds nor, to the best knowledge of the Reporting Person, any persons listed on Schedules A-1 through A-7 attached hereto, beneficially owns any additional Shares.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares beneficially owned by the Reporting Person referenced in the first paragraph of Item 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Sec USA LLC, CSAM Americas, CS Private Equity, DLJ IP II and the DLJ Funds.

(c) As described above, on October 25, 2013, the DLJ Funds exercised the DLJ Warrants on a cashless basis, resulting in the Issuer withholding 3 Shares as payment of the exercise price and issuing to the DLJ Funds 443,250 Shares. In addition, Schedule B, which is incorporated herein by reference, lists all other transactions effected in the Shares by the Reporting Person during the 60-day period prior to October 29, 2013.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:  Membership Interest Purchase Agreement, dated as of August 1, 2013, by and among The Standard Register Company, Workflow Holdings, LLC and WorkflowOne, LLC (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 2: Amendment and Restatement Agreement, dated as of August 1, 2013, by and among The Standard Register Company, the First Lien Lenders named therein, the Second Lien Lenders Named therein, Silver Point Capital, L.P., as the Lenders’ Representative and Silver Point Finance, LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 3: Form of Voting Agreement (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 4: Shareholders Agreement, dated as of August 1, 2013, by and among The Standard Register Company, Silver Point Capital, L.P., as the Minority Shareholder Representative, the Minority Shareholders named therein, and the Majority Shareholders named therein (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 5: Registration Rights Agreement, dated as of August 1, 2013, by and among The Standard Register Company, Silver Point Capital, L.P., as the Minority Shareholder Representative, the Minority Shareholders named therein, and the Majority Shareholders named therein (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 6: First Lien Credit Agreement, dated as of August 1, 2013, by and among The Standard Register Company, WorkflowOne LLC, the subsidiary guarantors named therein, Silver Point Finance, LLC, as administrative agent, and the lenders named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 7: Second Lien Credit Agreement, dated as of August 1, 2013, by and among The Standard Register Company, WorkflowOne LLC, the subsidiary guarantors named therein, Silver Point Finance, LLC, as administrative agent, and the lenders named therein (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

Exhibit 8: Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on August 2, 2013).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE AG

Date:  November 4, 2013

By:  /s/ Kenneth J. Lohsen

Name:  Kenneth J. Lohsen

Title:    Managing Director and Authorized Signatory, on behalf of the Reporting Person

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Head of the Global Investment Banking Department within the Investment Banking division	United States
Gael de Boissard	One Cabot Square London, Great Britain	Co-Head of the Investment Banking division	France
Stephen Haratunian	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer of Credit Suisse Group and global Head of Credit Risk Management	United States
Robert Jain	One Madison Avenue New York, NY 10010 USA	Head of Alternative Investments within the Private Banking and Wealth Management division	United States
Michael D. Kushner	One Cabot Square London, Great Britain	Co-Chief Operating Officer of the Investment Banking division	United States
Bruce W. Ling	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer for the Investment Banking division	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Equities within the Investment Banking division	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel for the Americas and Asset Management business and co-General Counsel for the Investment Banking division	United States
Lara J. Warner	Eleven Madison Avenue New York, NY 10010 USA	Co-Chief Operating Officer of the Investment Banking division	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Investment Banking division	United States

  SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Alastair Cairns	One Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	Canada
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Steven Garnett	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Jon Kinol	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President, Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer, Board Member and Managing Director	United States
Norm Parton	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Board Member and Managing Director	United States
Edmund Taylor	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philip Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Alastair Cairns	One Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	Canada
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Steven Garnett	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Jon Kinol	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President, Board Member and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer, Board Member and Managing Director	United States
Norm Parton	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Board Member and Managing Director	United States
Edmund Taylor	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philip Vasan	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Board Member and Managing Director	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
James Amine	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Alastair Cairns	One Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	Canada
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Steven Garnett	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Jon Kinol	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Timothy P. O’Hara	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, President, Member of the Board of Managers and Managing Director	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Controller and Managing Director	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer, Member of the Board of Managers and Managing Director	United States
Norm Parton	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
D. Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel and Managing Director	United States
Robert S. Shafir	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Member of the Board of Managers and Managing Director	United States
Edmund Taylor	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philip Vasan	Eleven Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Member of the Board of Managers and Managing Director	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF CSAM AMERICAS HOLDING CORP.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of CSAM Americas Holding Corp. The business address of CSAM Americas Holding Corp. is One Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Darryl Burke	One Madison Avenue New York, NY 10010 USA	Director and Chief of Staff	United States
Michael Rongetti	One Madison Avenue New York, NY 10010 USA	Director and Chief Financial Officer	United States
Thomas Sipp	One Madison Avenue New York, NY 10010 USA	Director and President	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE PRIVATE EQUITY, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Private Equity, LLC. The business address of Credit Suisse Private Equity, LLC is One Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Nicole Arnaboldi	One Madison Avenue New York, NY 10010 USA	Chief Executive Officer and Member of the Board of Managers	United States
Ivy Dodes	One Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Kenneth Lohsen	One Madison Avenue New York, NY 10010 USA	Chief Operating Officer and Controller	United States
Thomas Sipp	One Madison Avenue New York, NY 10010 USA	Chief Financial Officer and Member of the Board of Managers	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ IP II, LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of DLJ IP II, LLC. The business address of DLJ IP II, LLC is One Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer and Managing Director	United States
Kenneth Lohsen	One Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
Ed Poletti	One Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States
John Popp	One Madison Avenue New York, NY 10010 USA	Member of the Board of Managers and Managing Director	United States

SCHEDULE B

The following table lists all other transactions effected in the Shares by the Reporting Person during the 60-day period prior to October 29, 2013. All trades were effected by CS Sec USA LLC in ordinary trading on the indicated exchange. References to “THIRD MARKET” indicate that the trades were effected in ordinary course over-the-counter trades with institutional investors.

Trade Date	Buy/Sell	Quantity	Price	Exchange
30-Aug-2013	Sell	100.00	10.59	Third Market
30-Aug-2013	Sell	100.00	10.50	Third Market
30-Aug-2013	Sell	100.00	10.51	Third Market
30-Aug-2013	Sell	100.00	10.47	Third Market
30-Aug-2013	Sell	100.00	10.47	Third Market
30-Aug-2013	Sell	100.00	10.46	New York Stock Exchange
30-Aug-2013	Sell	100.00	10.46	BATS
30-Aug-2013	Sell	100.00	10.41	Third Market
30-Aug-2013	Sell	100.00	10.42	Third Market
30-Aug-2013	Sell	100.00	10.46	Third Market
30-Aug-2013	Sell	100.00	10.46	Chicago Board Options Exchange
30-Aug-2013	Sell	100.00	10.46	OTC
30-Aug-2013	Sell	100.00	10.46	OTC
30-Aug-2013	Sell	100.00	10.46	OTC
30-Aug-2013	Sell	100.00	10.47	Third Market
30-Aug-2013	Sell	100.00	10.42	Chicago Board Options Exchange
30-Aug-2013	Sell	100.00	10.44	Third Market
30-Aug-2013	Sell	100.00	10.44	Third Market
30-Aug-2013	Sell	100.00	10.45	New York Stock Exchange
03-Sep-2013	Sell	100.00	10.82	Third Market
03-Sep-2013	Sell	100.00	10.81	Third Market
03-Sep-2013	Sell	100.00	10.81	Third Market
03-Sep-2013	Sell	100.00	10.84	Third Market
03-Sep-2013	Sell	100.00	10.84	Third Market
03-Sep-2013	Sell	100.00	10.86	BYX
03-Sep-2013	Sell	100.00	10.82	Boston Exchange
05-Sep-2013	Sell	100.00	11.81	New York Stock Exchange
05-Sep-2013	Sell	191.00	11.81	New York Stock Exchange
05-Sep-2013	Sell	109.00	11.81	New York Stock Exchange
09-Sep-2013	Sell	100.00	11.00	Third Market
09-Sep-2013	Sell	100.00	10.93	Third Market
09-Sep-2013	Sell	100.00	10.90	New York Stock Exchange
20-Sep-2013	Sell	400.00	10.80	New York Stock Exchange
23-Sep-2013	Buy	100.00	10.51	Boston Exchange
23-Sep-2013	Buy	100.00	10.48	OTC
24-Sep-2013	Buy	100.00	10.42	Third Market
26-Sep-2013	Buy	100.00	10.28	Third Market
04-Oct-2013	Buy	23.00	10.32	ARCA
04-Oct-2013	Buy	176.00	10.32	ARCA
04-Oct-2013	Buy	24.00	10.33	ARCA

Trade Date	Buy/Sell	Quantity	Price	Exchange
04-Oct-2013	Buy	100.00	10.33	ARCA
07-Oct-2013	Sell	100.00	10.36	New York Stock Exchange
08-Oct-2013	Sell	100.00	10.72	New York Stock Exchange
09-Oct-2013	Buy	5.00	10.84	ARCA
11-Oct-2013	Sell	100.00	10.64	New York Stock Exchange
14-Oct-2013	Buy	100.00	10.51	ARCA
14-Oct-2013	Buy	2.00	10.51	ARCA
14-Oct-2013	Buy	100.00	10.51	ARCA
15-Oct-2013	Sell	100.00	10.59	New York Stock Exchange
17-Oct-2013	Sell	100.00	10.51	New York Stock Exchange
17-Oct-2013	Buy	82.00	10.47	ARCA
17-Oct-2013	Buy	82.00	10.47	ARCA
21-Oct-2013	Buy	201.00	11.03	ARCA
21-Oct-2013	Buy	55.00	11.01	ARCA
21-Oct-2013	Buy	100.00	11.01	ARCA
21-Oct-2013	Buy	46.00	11.01	ARCA
22-Oct-2013	Sell	100.00	12.77	ARCA
22-Oct-2013	Buy	100.00	12.75	ARCA
22-Oct-2013	Buy	100.00	12.76	ARCA
22-Oct-2013	Sell	100.00	12.73	ARCA
22-Oct-2013	Buy	200.00	12.82	ARCA
22-Oct-2013	Sell	200.00	12.80	ARCA
22-Oct-2013	Buy	52.00	12.82	ARCA
23-Oct-2013	Sell	199.00	11.72	ARCA
23-Oct-2013	Buy	9.00	11.93	ARCA
24-Oct-2013	Sell	300.00	13.21	New York Stock Exchange
25-Oct-2013	Buy	201.00	9.25	ARCA
25-Oct-2013	Sell	100.00	9.39	New York Stock Exchange